Exhibit 1.02

Investor Relations	Media Relations
Monish Bahl	Lorretta Gasper
CDC Corporation	CDC Software
678-259-8510	678-259-8631
mbahl@cdcsoftware.com	lgasper@cdcsoftware.com

CDC Software Chief Executive Officer to Ring the NASDAQ Stock Market Opening Bell

ADVISORY, August 6, 2009

What:	CDC Software (CDCS) will visit the NASDAQ MarketSite in New York City’s Times Square to celebrate their recent listing on The NASDAQ Stock Market. In honor of the occasion, Peter Yip, Chief Executive Officer of CDC Software will preside over the Opening Bell. Joining him will be employees and representatives from key partners and the financial community.

Where:	NASDAQ MarketSite - 4 Times Square - 43rd & Broadway - Broadcast Studio

When:	Friday, August 7, 2009 at 9:15 - 9:30 a.m. EDT

About CDC Corporation

The CDC family of companies includes CDC Software focused on enterprise software applications and services, CDC Global Services focused on IT consulting services, outsourced application development and IT staffing, CDC Games focused on online games, and China.com focused on portals for the greater China markets. For more information about CDC Corporation (NASDAQ: CHINA), please visit www.cdccorporation.net.

About CDC Software

CDC Software, The Customer-Driven Company™, is a provider of enterprise software applications designed to help organizations deliver a superior customer experience while increasing efficiencies and profitability. CDC Software’s product suite includes: CDC Factory (manufacturing operations management), Ross ERP (enterprise resource planning) and SCM (supply chain management), CDC Supply Chain (supply chain management , warehouse management and order management), Pivotal CRM and Saratoga CRM (customer relationship management), Respond (customer complaint and feedback management), c360 CRM add-on products, industry solutions and development tools for the Microsoft Dynamics CRM platform, Platinum HRM (human resources) and business analytics solutions.

These industry-specific solutions are used by more than 6,000 customers worldwide within the manufacturing, financial services, health care, home building, real estate, wholesale and retail distribution industries. The company completes its offerings with a full continuum of services that span the life cycle of technology and software applications, including implementation, project consulting, technical support and It consulting. For more information, please visit www.cdcsoftware.com.